CONSENT

TO: Fronteer Development Group Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Reports

Reference is made to the following technical report: (i) the technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" dated February 19, 2007, amended March 1, 2007, which the undersigned prepared, together with G. Giroux, for Aurora Energy Resources Inc. The undersigned hereby consents to the filing of the Technical Reports with the Commissions and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 19, 2007 (the "**AIF**") and the Form 40-F of the Corporation dated March 19, 2007 (the "**Form 40-F**").

The undersigned further confirms that the undersigned has read the AIF and Form 40-F and that they each fairly and accurately represent the information in the Technical Reports for which the undersigned was responsible for preparing or supervising.

DATED this 19 day of March, 2007.

Per: [signature]
Derek Wilton